Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

666 Fifth Avenue, 31st Floor

New York, New York 10103-3198

www.fulbright.com

rgoldman@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3219	facsimile:	(212) 318-3400

January 25, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael Moran

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 03-05

Washington, D.C. 20549

Re:

Cygne Designs, Inc.

Form 10-K/A for Fiscal Year Ended January 31, 2006

Forms 10-Q/A for Fiscal Quarters Ended April 30, 2006 and July 31, 2006

Form 10-Q for Fiscal Quarter Ended October 31, 2006 Filed December 20, 2006

File No.’s 000-22102

Dear Mr. Moran:

On behalf of Cygne Designs, Inc. (the “Company”), we hereby submit to you Amendment No. 1 (the “10-Q Amendment”) to the Company’s above-referenced Quarterly Report on Form 10-Q for the Fiscal Quarter Ended October 31, 2006, reflecting changes made in response to the Staff’s comment letter dated January 5, 2007.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. Set forth after the numbered paragraph, which corresponds to the numbered paragraph of the January 5, 2007 comment letter, is the Company’s response to the Staff’s comment.

Form 10-Q October 31, 2006

Item 4 – Controls and Procedures, page 46

1.	Please revise to disclose the conclusions of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Houston • New York • Washington DC • Austin • Dallas • Denver • Los Angeles • Minneapolis • San Antonio • St. Louis

Beijing • Dubai • Hong Kong • London • Munich • Riyadh

January 25, 2007

Response: The Company has revised item 4 in the 10-Q Amendment to correct the typographical error so that the disclosure now refers to October 31, 2006 rather than October 31, 2005.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3219.

Very truly yours,

/s/ Roy L. Goldman
Roy L. Goldman

Enclosure

cc:    Roy Green